RECEIVED

2007 AUG 13 P 12:31

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

07025945

1 August 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

United Overseas Land Ltd

SUPPL

Dear Sirs

SUBJECT : RULE 12g3 – 2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy each of the Announcement in respect of the unaudited second quarter financial statement and valuation of properties of the Group for 2007.

Please be informed that these Announcements are also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Please acknowledge receipt on the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

PROCESSED
AUG 15 2007
THOMSON
FINANCIAL

enc.

cc: Mr Dennis Chung, The Bank of New York Mellon Corporation
(Fax No. : 012-1-212-571 3050)

K:\4gracewong\letter\MEDIA\2nd-quarter results.doc
UOL/3.2.3/(nur)

华业集团有限公司
UOL Group Limited
Company Registration No. 196300438C
101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

UOL GROUP LIMITED Company Registration No. 196300438C

NOTICE OF VALUATION OF REAL ASSETS

Pursuant to Rule 703 of the SGX-ST Listing Manual, the Board of Directors of UOL Group Limited wishes to announce the following valuations in respect of the following properties:

Date of valuation	Name of valuer	Description of property	Tenure of Land	Valuation (Open Market Value)
30/06/2007	DTZ Debenham Tie Leung (SEA) Pte Ltd	Faber House (excluding 1st storey) No. 230 Orchard Road Singapore 238854	Freehold	S$53,900,000
30/06/2007	DTZ Debenham Tie Leung (SEA) Pte Ltd	United Square 101 Thomson Road Singapore 307591	Freehold	S$626,000,000
30/06/2007	DTZ Debenham Tie Leung (SEA) Pte Ltd	Odeon Towers 331 North Bridge Road Singapore 188720	999-Year Lease from 1827	S$252,700,000
30/06/2007	DTZ Debenham Tie Leung (SEA) Pte Ltd	Novena Square 238/A/B Thomson Road (excluding #01-38) Singapore 307683	99-Year Lease from 1997	S$782,500,000

The valuation reports for the above properties are available for inspection at 101 Thomson Road #33-00 United Square, Singapore 307591 during normal business hours for a period of three months from the date hereof.

A separate announcement has been released today by Hotel Plaza Limited ("**Hotel Plaza**"), a listed subsidiary of UOL Group Limited, on the valuation of property held by Hotel Plaza.

Submitted by Foo Thiam Fong Wellington, Company Secretary on 01/08/2007 to the SGX

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a)(i) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

		Group					
		Second Quarter Ended 30 June			Six Months Ended 30 June		
	Notes	2007	2006	+ / (-)	2007	2006	+ / (-)
		$'000	$'000	%	$'000	$'000	%
Revenue	A	201,586	162,867	24	347,324	295,153	18
Cost of sales		(92,291)	(82,760)	12	(170,308)	(157,771)	8
Gross profit		109,295	80,107	36	177,016	137,382	29
Other gains							
- Finance income	B	3,220	1,464	120	5,137	2,901	77
- Miscellaneous		1,578	1,401	13	2,789	2,276	23
- Exceptional items	C	-	15,388	(100)	38,231	15,388	148
Expenses							
- Marketing and distribution		(5,102)	(4,695)	9	(9,781)	(9,000)	9
- Administrative		(9,415)	(8,600)	9	(17,950)	(17,215)	4
- Finance	D	(4,135)	(5,714)	(28)	(7,558)	(10,115)	(25)
- Other operating		(15,408)	(13,134)	17	(28,746)	(25,881)	11
Share of profit of associated companies		11,176	3,261	243	16,486	4,886	237
Profit before income tax and fair value gain		91,209	69,478	31	175,624	100,622	75
Fair value gain on investment properties		274,359	-	n.m.	274,359	-	n.m.
Profit before income tax	E	365,568	69,478	426	449,983	100,622	347
Income tax expense	F	(37,647)	(9,978)	277	(40,586)	(15,458)	163
Net profit after income tax		327,921	59,500	451	409,397	85,164	381
Attributable to:							
Equity holders of the Company		286,269	54,935	421	362,323	76,210	375
Minority interests		41,652	4,565	812	47,074	8,954	426
		327,921	59,500	451	409,397	85,164	381

n.m. : not meaningful

1(a)(ii) Notes to the Income Statement

	Group					
	Second Quarter Ended 30 June			Six Months Ended 30 June		
	2007	2006	+ / (-)	2007	2006	+ / (-)
	$'000	$'000	%	$'000	$'000	%
A Revenue						
Revenue from property development	61,029	48,100	27	107,930	86,039	25
Revenue from property investments	24,640	22,945	7	48,958	46,520	5
Gross revenue from hotel operations	73,616	69,650	6	145,853	137,813	6
Revenue from trading and retail operations and management services	2,813	2,834	(1)	5,095	5,443	(6)
Dividend income	39,488	19,338	104	39,488	19,338	104
	201,586	162,867	24	347,324	295,153	18
B Finance income						
Interest income	2,351	1,464	61	4,199	2,901	45
Foreign exchange gain (net)	869	-	n.m.	938	-	n.m.
	3,220	1,464	120	5,137	2,901	77
C Exceptional items						
Profit on disposal of investment property	-	-	-	37,050	-	n.m.
Gain/(loss) on sale of available-for-sale financial assets						
- listed equity shares	-	-	-	1,190	-	n.m.
- unlisted equity shares	-	-	-	(9)	-	n.m.
Fair value reserve transferred to income statement on disposal of an available-for-sale financial asset	-	1,000	(100)	-	1,000	(100)
Negative goodwill on acquisition of an associated company	-	14,388	(100)	-	14,388	(100)
	-	15,388	(100)	38,231	15,388	148
D Finance expense						
Interest expense	4,135	5,516	(25)	7,558	9,949	(24)
Foreign exchange loss (net)	-	198	(100)	-	166	(100)
	4,135	5,714	(28)	7,558	10,115	(25)
E Profit before income tax						
Profit before income tax is stated after charging:						
Depreciation and amortisation	8,633	8,830	(2)	17,106	17,777	(4)
F Income tax expense						
Tax expense attributable to profit is made up of:						
Current income tax						
- Singapore	11,422	7,680	49	15,160	10,940	39
- Foreign	887	356	149	2,233	937	138
Deferred income tax	25,046	2,048	1,123	27,817	3,687	654
	37,355	10,084	270	45,210	15,564	190
Under/ (over) provision in preceding financial years						
- Singapore current income tax	292	(106)	375	292	(106)	375
Effect of change in tax rate on deferred taxation	-	-	-	(4,916)	-	n.m.
	37,647	9,978	277	40,586	15,458	163

n.m. : not meaningful

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

		The Group		The Company	
		30.06.07	31.12.06	30.06.07	31.12.06
		$'000	$'000	$'000	$'000
ASSETS					
Current assets					
Cash and bank balances		201,564	130,297	72,924	12
Trade and other receivables		72,608	31,645	13,893	6,292
Development properties		465,391	577,643	-	-
Inventories		4,638	4,962	-	-
Available-for-sale financial assets		672,825	566,922	672,825	566,922
Other current assets	A	57,968	7,294	1,272	1,756
Current income tax assets		258	156	-	-
Investment property held for sale		-	137,848	-	-
		1,475,252	1,456,767	760,914	574,982
Non-current assets					
Trade and other receivables		139,966	87,574	566,208	305,115
Available-for-sale financial assets		790,819	544,129	26,949	26,949
Associated companies		254,648	221,818	112,584	112,086
Subsidiaries		-	-	1,014,814	1,049,114
Investment properties	B	1,951,140	1,658,085	342,035	278,691
Property, plant and equipment		685,949	658,516	1,176	903
Intangibles		14,613	14,663	-	-
Deferred income tax assets		9,990	10,360	-	-
		3,847,125	3,195,145	2,063,766	1,772,858
Total assets		5,322,377	4,651,912	2,824,680	2,347,840
LIABILITIES					
Current liabilities					
Trade and other payables		106,476	101,719	11,290	10,326
Current income tax liabilities		104,133	101,803	77,733	79,114
Bank overdrafts		606	794	-	619
Bank loans		18,569	116,848	-	98,515
Liabilities directly associated with investment property held for sale		-	2,212	-	-
		229,784	323,376	89,023	188,574
Non-current liabilities					
Bank loans		511,434	664,700	-	-
3.34% unsecured fixed rate note due 2012		149,463	-	149,463	-
Unsecured floating rate note due 2012		99,642	-	99,642	-
Loans from subsidiaries		-	-	351,000	188,493
Loans from minority shareholders of subsidiaries		39,409	39,893	-	-
Rental deposits		17,623	13,562	1,886	1,411
Provision for retirement benefits		2,021	1,875	-	-
Deferred income tax liabilities		206,945	158,955	100,947	94,555
		1,026,537	878,985	702,938	284,459
Total liabilities		1,256,321	1,202,361	791,961	473,033
NET ASSETS		4,066,056	3,449,551	2,032,719	1,874,807
EQUITY					
Capital & reserves attributable to the Company's equity holders					
Share capital		1,074,574	1,071,987	1,074,574	1,071,987
Reserves		1,141,271	1,170,697	467,791	489,121
Retained earnings		1,547,630	913,320	490,354	313,699
		3,763,475	3,156,004	2,032,719	1,874,807
Minority interests		302,581	293,547	-	-
TOTAL EQUITY		4,066,056	3,449,551	2,032,719	1,874,807

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year (cont'd)

Notes to the Balance Sheet

A Other current assets

The increase relates mainly to deposits paid for the acquisition of the following:
- Green Meadows, a freehold property at Tagore Avenue, Singapore;
- East Coast Ville, a freehold property in Singapore;
- Spottiswoode Apartment, a freehold property in Singapore;
- Oakswood Heights, a freehold property in Singapore; and
- 2 adjoining plots of freehold land at Jalan Conlay, Kuala Lumpur, Malaysia.

B Investment properties

The increase is primarily due to increase in property values based on the valuation of the Group's principal investment properties on 30 June 2007 by a firm of independent valuers.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	As At 30.6.07		As At 31.12.06	
	Secured	Unsecured	Secured	Unsecured
	$'000	$'000	$'000	$'000
Amount repayable in one year or less, or on demand	19,046	129	9,365	108,277
Amount repayable after one year	506,926	294,793	608,813	96,826

Details of any collaterals

The borrowings are secured by mortgages on the borrowing subsidiaries' investment properties, hotel properties, development properties for sale and/or assignment of all rights and benefits with respect to the properties and/or corporate guarantees from the Company or other group subsidiaries.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Consolidated Cash Flow Statement for the second quarter ended 30 June

	Notes	Group 2nd Qtr 2007	Group 2nd Qtr 2006
Cash flows from operating activities		$'000	$'000
Net profit after income tax		327,921	59,500
Adjustments for:			
Income tax expense		37,647	9,978
Non-cash items		832	6,812
Profit on development properties		(14,765)	(10,799)
Dividend and interest income		(41,835)	(20,802)
Interest expense		4,135	5,516
Fair value gain on investment properties		(274,359)	-
Negative goodwill		-	(14,388)
Operating cash flow before working capital changes		39,576	35,817
Change in operating assets and liabilities, net of effects from purchase of subsidiaries			
Receivables		10,514	(8,443)
Inventories		(84)	216
Rental deposits		1,619	759
Payables		4,902	1,469
		16,951	(5,999)
Release of fixed deposits pledged as security		2,837	-
Progress billings	(i)	34,578	6,890
Expenditure on development properties		(17,157)	(41,373)
Retirement benefits paid		-	(20)
Income tax paid		(8,365)	(10,224)
Net cash from / (used in) operating activities		68,420	(14,909)
Cash flows from investing activities			
Proceeds from return of capital from available-for-sale financial assets		-	40
Purchase of available-for-sale financial assets		-	(20,090)
Payment for interest in associated companies		-	(128,372)
Loans to associated companies	(ii)	(41,439)	(7,600)
Repayment of loans from associated company		-	6,540
Payment to minority shareholders for purchase of shares in subsidiaries		-	(44)
Acquisition of a subsidiary, net of cash acquired		-	(72,094)
Net proceeds from disposal of property, plant and equipment		26	19
Purchase of property, plant and equipment and investment properties	(iii)	(29,064)	(10,960)
Retention monies withheld		1,178	843
Interest received		2,502	1,637
Dividends received		33,791	15,757
Net cash used in investing activities		(33,006)	(214,324)
Cash flows from financing activities			
Proceeds from issue of shares		2,342	1,634
Net proceeds from issue of shares to minority shareholders of subsidiary		4,162	400
Redemption of shares to minority shareholders of a subsidiary		(14,700)	-
Issuance of unsecured fixed/floating rate notes due 2012	(iv)	250,000	-
Loans from minority shareholders of subsidiaries		701	4,301
Repayment of loan from minority shareholders of a subsidiary		(3,360)	-
Net borrowings		(72,874)	294,730
Interest paid		(5,481)	(5,893)
Dividends paid to shareholders of UOL Group Limited		(119,236)	(59,493)
Dividends paid to minority shareholders of subsidiaries		(30,739)	(3,627)
Net cash from financing activities		10,815	232,052
Net increase in cash and cash equivalents		46,229	2,819
Cash and cash equivalents at 1 April		154,729	91,400
Cash and cash equivalents at 30 June	(v)	200,958	94,219

i. Progress billings

The progress billings were in respect of the Pavilion 11 and Twin Regency projects.

ii. Loans to associated companies

The loans have been extended to associated companies to fund their respective residential development projects.

iii. Purchase of property, plant and equipment and investment properties

The expenditure for the second quarter 2007 relates mainly to costs incurred for the addition and alteration works to certain of the Group's hotels and the conversion of the UOL Building at Somerset Road to a new 16-storey office-cum-service apartment as well as progress payments for the One Residency service apartments in Kuala Lumpur, Malaysia.

iv. Issuance of unsecured fixed/floating rate notes due 2012

In May 2007, the Company issued unsecured fixed/floating rate notes and raised $250 million.

v. Cash and cash equivalents

For the purposes of the consolidated cash flow statement, the cash and cash equivalents comprise the following:

	The Group	
	30.06.07	30.06.06
	$'000	$'000
Fixed deposits with financial institutions	169,330	77,174
Cash at bank and on hand	32,234	19,992
Cash and bank balances per balance sheet	201,564	97,166
Fixed deposits pledged as security	-	(2,947)
Bank overdrafts	(606)	-
Cash and cash equivalents per consolidated cash flow statement	200,958	94,219

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Group Statement of Changes in Equity for the second quarter ended 30 June 2007

	Share Capital	Reserves	Retained Earnings	Minority Interest	Total Equity
	$'000	$'000	$'000	$'000	$'000
The Group					
Balance at 1 April 2007	1,072,232	976,437	1,380,597	297,998	3,727,264
Fair value gain on available-for-sale financial assets	-	137,960	-	110	138,070
Share of asset revaluation reserve of an associated company	-	16,958	-	-	16,958
Currency translation differences	-	9,020	-	4,098	13,118
Net gains recognised directly in equity	-	163,938	-	4,208	168,146
Net profit for the financial period	-	-	286,269	41,652	327,921
Total recognised gains for the financial period	-	163,938	286,269	45,860	496,067
Employee share option scheme :					
- value of employee services	-	896	-	-	896
- proceeds from shares issued	2,342	-	-	-	2,342
Additional issue of shares by subsidiary	-	-	-	4,162	4,162
Redemption of shares by subsidiary	-	-	-	(14,700)	(14,700)
Dividends relating to 2006	-	-	(119,236)	(30,739)	(149,975)
Balance at 30 June 2007	1,074,574	1,141,271	1,547,630	302,581	4,066,056

Group Statement of Changes in Equity for the second quarter ended 30 June 2006

	Share Capital	Reserves	Retained Earnings	Minority Interest	Total Equity
	$'000	$'000	$'000	$'000	$'000
The Group					
Balance at 1 April 2006	1,068,660	717,642	654,643	231,674	2,672,619
Fair value gain on available-for-sale financial assets	-	9,636	-	(358)	9,278
Capital reserves arising from transfer of available-for-sale financial asset to investment in associated company	-	17,810	-	-	17,810
Currency translation differences	-	805	-	824	1,629
Net gains recognised directly in equity	-	28,251	-	466	28,717
Net profit for the financial period	-	-	54,935	4,565	59,500
Total recognised gains for the financial period	-	28,251	54,935	5,031	88,217
Employee share option scheme :					
- value of employee services	-	660	-	-	660
- proceeds from shares issued	1,634	-	-	-	1,634
Additional issue of shares by subsidiary	-	-	-	400	400
Acquisition of interest in subsidiaries	-	-	-	61,289	61,289
Dividends relating to 2005	-	-	(59,493)	(3,627)	(63,120)
Balance at 30 June 2006	1,070,294	746,553	650,085	294,767	2,761,699

Company Statement of Changes in Equity for the second quarter ended 30 June 2007

	Share Capital	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000
The Company				
Balance at 1 April 2007	1,072,232	432,255	435,248	1,939,735
Fair value gain on available-for-sale financial assets	-	34,640	-	34,640
Net profit for the financial period	-	-	174,342	174,342
Total recognised gains for the financial period	-	34,640	174,342	208,982
Employee share option scheme				
- value of employee services	-	896	-	896
- proceeds from shares issued	2,342	-	-	2,342
Dividends relating to 2006	-	-	(119,236)	(119,236)
Balance at 30 June 2007	1,074,574	467,791	490,354	2,032,719

Company Statement of Changes in Equity for the second quarter ended 30 June 2006

	Share Capital	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000
The Company				
Balance at 1 April 2006	1,068,660	380,395	98,360	1,547,415
Fair value loss on available-for-sale financial assets	-	(1,453)	-	(1,453)
Net profit for the financial period	-	-	29,599	29,599
Total recognised gains for the financial period	-	(1,453)	29,599	28,146
Employee share option scheme				
- value of employee services	-	660	-	660
- proceeds from shares issued	1,634	-	-	1,634
Dividends relating to 2005	-	-	(59,493)	(59,493)
Balance at 30 June 2006	1,070,294	379,602	68,466	1,518,362

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the quarter ended 30 June 2007, the issued share capital of the Company was increased as follows:

	Number of Ordinary Shares
Issued capital as at 1 April 2007	795,015,154
Issue of ordinary shares arising from the exercise of:	
2004 Options granted under the UOL 2000 Share Option Scheme	129,000
2005 Options granted under the UOL 2000 Share Option Scheme	118,000
2006 Options granted under the UOL 2000 Share Option Scheme	556,000
Issued capital as at 30 June 2007	795,818,154

The following number of ordinary shares may be issued upon the exercise of the subscription rights in full by holders of:

	30.06.07	30.06.06
Options granted under the UOL 2000 Share Option Scheme :		
- 2002 Options during the option period from 27 June 2003 to 26 June 2012 at the exercise price of $1.81 per share	42,000	60,000
- 2003 Options during the option period from 27 June 2004 to 26 June 2013 at the exercise price of $2.05 per share	190,000	269,000
- 2004 Options during the option period from 21 May 2005 to 20 May 2014 at the exercise price of $2.28 per share	283,000	687,000
- 2005 Options during the option period from 9 May 2006 to 8 May 2015 at the exercise price of $2.23 per share	210,000	862,000
- 2006 Options during the option period from 18 May 2007 to 17 May 2016 at the exercise price of $3.21 per share	708,000	1,432,000
- 2007 Options during the option period from 16 March 2008 to 15 March 2017 at the exercise price of $4.91 per share	1,268,000	-
	2,701,000	3,310,000

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standards on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have neither been audited nor reviewed by the Company's auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the audited financial statements for the year ended 31 December 2006, except as disclosed in paragraph 5 below.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change

a. Singapore Financial Reporting Standards ('FRS') 40 Investment Property

The Group has adopted FRS 40 on 1 January 2007, which is the effective date of the Standard. In 2006, the Group had accounted for its investment properties under FRS 25 *Accounting for Investments*. Under FRS 40, changes in fair values of investment properties are required to be included in the income statement for the period in which the changes arise.

The Group has accounted for the effects of adoption of FRS 40 prospectively from 1 January 2007 in accordance with the transitional provisions of FRS 40.

b. FRS 12 Income Taxes

Prior to 2007, deferred tax liability on the surplus arising from the revaluation of the Group's investment properties were not recognised except in cases where the gain on disposal of such investment properties will be subject to tax. Upon adoption of FRS 40, the Group has re-evaluated the requirement to account for the deferred tax liability on the surplus arising from the revaluation of these investment properties and will account for the deferred tax liability.

Following the adoption of FRS 40, the Group has accounted for the deferred tax liability on the surplus arising from the revaluation of all its investment properties.

For the second quarter and six months period ended 30 June 2007, the effects arising from the adoption of the above FRS are as follows:

	$'000
Gain on revaluation of investment properties	274,359
Deferred taxation on gain on revaluation	(22,170)
	252,189

6 Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group	
	2nd Quarter 2007	2nd Quarter 2006
Earnings per ordinary share for the period		
(i) Based on weighted average number of ordinary shares in issue	cents 36.01	cents 6.92
(ii) On a fully diluted basis	cents 35.99	cents 6.92

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the period.

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees, where such shares would have been issued at a price lower than market value.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	30.06.07	31.12.06	30.06.07	31.12.06
Net asset value per ordinary share	$4.73	$3.97	$2.55	$2.36
Net tangible asset backing per ordinary share	$4.71	$3.95	$2.55	$2.36

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Group revenue in the second quarter of 2007 increased by $38.7 million or 24% to $201.6 million as compared to $162.9 million in the corresponding period of 2006. The increase in revenue came largely from higher dividend income from quoted investments and from the progressive recognition of revenues from the sale of units in Southbank, Newton Suites, Pavilion 11, The Regency at Tiong Bahru and Regency Suites. Notwithstanding the absence of revenue from the former Parkroyal on Coleman Street which was sold in December 2006, revenue from hotel operations was higher due to improved performance of the Group's hotels in Singapore, Australia and Vietnam and the inclusion of revenue from Negara on Claymore which was acquired in June 2006. Revenue from property investments was also higher notwithstanding the sale of Central Plaza in January 2007.

Gross profit margin was higher largely due to higher dividend income.

Finance expense was lower as the proceeds of recent divestments were applied towards reducing bank borrowings.

The share of profit of associated companies was higher. It includes the share of profit from the progressive recognition of income from the sale of units in One Amber and one north residences and profit contribution from Marina Centre Holdings Pte Ltd which became an associated company in May 2006.

The Group's principal investment properties were valued by a firm of independent valuers on 30 June 2007 and a pre-tax gain of $274.4 million was recognised in the income statement with the prospective adoption of FRS 40 on 1 January 2007.

The Group's pre-tax profit in the second quarter of 2007 was $365.6 million, an increase of 426% over the pre-tax profit of $69.5 million in the corresponding period of 2006. Excluding the exceptional items and gain on revaluation of investment properties, the Group's pre-tax profit in the second quarter of 2007 was $91.2 million or an increase of 69% over the comparable pre-tax profit of $54.1 million for second quarter of 2006. In second quarter of 2007, the Group benefitted from higher income from quoted investments, property development, property investments and hotel operations. Group attributable profit for second quarter of 2007 increased by $231.3 million or 421% to $286.3 million from $54.9 million in the corresponding period of 2006.

For the six months ended 30 June 2007, the Group achieved a pre-tax profit of $450.0 million, an increase of $349.4 million or 347% as compared to the pre-tax profit of $100.6 million in the corresponding period of 2006. The results included the exceptional gain of approximately $37.1 million from the sale of Central Plaza as well as the recognition of a $274.4 million gain on revaluation of investment properties in accordance with FRS 40. Income from investments, property development, hotel operations and associated companies were also higher. Group attributable profit in the first half-year of 2007 increased by $286.1 million or 375% to $362.3 million as compared to $76.2 million in the corresponding period of 2006.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Nil.

10 A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The outlook for the Singapore property market remains good, underpinned by the strong growth of the Singapore economy. The private residential market is expected to remain buoyant, with strong interests from local and foreign homebuyers. With office supply remaining tight, occupancy and rental rates for office space could improve further. The continued buoyancy of the tourism sector in Singapore and the region should benefit the Group's investment in hotels in the Asia Pacific region.

11 Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	NIL
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	NIL
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(c)	Date payable	:	N.A.
(d)	Books closure date	:	N.A.

12 If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared or recommended for the second quarter ended 30 June 2007.

CONFIRMATION BY DIRECTORS

The Board of Directors of the Company hereby confirm that, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited consolidated financial results for the six months/ second quarter ended 30 June 2007 to be false or misleading.

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
Company Secretary
1 August 2007

END